TransAlta Releases 2008 Annual Report
Annual disclosure documents now available online

CALGARY, Alberta (March 16, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today its 2008 Annual Report, including Audited Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A), and accompanying notes for the year ended December 31, 2008, are now available online at www.transalta.com. These documents along with the Management Proxy Circular and Annual Information Form are available for download in the Investor Relations section of the website. Hard copies will be available after April 1, free of charge upon request by contacting the Investor Relations department at 1-800-387-3598 or in writing to:

TransAlta Corporation

Investor Relations

Box 1900, Station “M”

110 – 12 Avenue SW

Calgary, Alberta, Canada T2P 3L8

investor_relations@transalta.com

Copies of these documents (other than the Form 40-F) have been filed with the relevant securities regulators on the Canadian Securities Administrators’ website at www.sedar.com (SEDAR); the Form 40-F is posted on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov/edgar.

TransAlta’s year-end summary disclosure was provided on January 29, 2009 in the fourth quarter and year-end results news release. Notice of the Annual Meeting of Shareholder and Management Proxy Circular will be mailed with the 2008 Annual Report to TransAlta shareholders in early April.

On Thursday, April 30, TransAlta will hold its Annual Meeting of Shareholders at 11:00 a.m. Mountain (1:00 pm Eastern). The meeting will be held at the Calgary Stampede Roundup Centre, Boyce Theatre in Calgary, Alberta. There will be a question and answer session for the media immediately after the meeting. The annual meeting will be broadcast via webcast and conference call and details will be provided in early April.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com	Investor Inquiries: Jennifer Pierce Vice President, Communications & Investor Relations Phone: (403) 267-7622 Email: investor_relations@transalta.com